BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          General Motors Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  4 )*

               General Motors Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.67)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         370442105
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))
                     Page 1 of 9 Pages
CUSIP No. 370442105                     Page 2 of 9 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, As Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary, Bankers Trust International PLC 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations; Bankers Trust
  International PLC is a London corporation

 NUMBER OF     5. SOLE VOTING POWER

  SHARES

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING

PERSON         8. SHARED DISPOSITIVE POWER

  WITH

CUSIP No. 370442105                     Page 3 of 9 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - CO

CUSIP No. 370442105                     Page 4 of 9 Pages


Item 1(a)    NAME OF ISSUER:

             General Motors Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             GM Building
             767 Fifth Avenue
             New York, NY  10153-0075

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its
wholly-owned subsidiary, Bankers Trust Company,           As
Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiary, Bankers Trust
International PLC.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
Trust Company, As Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York; Bankers
Trust International PLC is incorporated in England with its principal business office located in London.

CUSIP No. 370442105                     Page 5 of 9 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.67) of General
Motors Corporation, a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             370442105

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company, and Bankers Trust
             International PLC

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

     (a)     Amount Beneficially Owned:


     (b)     Percent of Class:

     (c)     Number of shares as to which the Bank has:

     (i)     sole power to vote or to direct the
                 vote -

CUSIP No. 370442105                     Page 6 of 9 Pages


     (ii)    shared power to vote or to direct the
                vote -


     (iii)   sole power to dispose or to direct the
                disposition of -


     (iv)    shared power to dispose or to direct
                the disposition of -



Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

CUSIP No. 370442105                     Page 8 of 9 Pages


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             Not applicable.

CUSIP No. 370442105                     Page 9 of 9 Pages


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                            Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC